EXHIBIT 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 6th, 2007, Top Image Systems Ltd. and its subsidiaries (together the “Company” or “TIS”), acquired 51% the outstanding shares of Asiasoft Global Pte. Ltd. (“ASG”) for a purchase price consisting of $1.8 million in cash, plus transaction costs of $0.9 million. TIS is also acquired the right to purchase the remaining 49% of ASG shares from the sole other shareholder of ASG, who is also a director of ASG, carrying an exercise consideration price of $1.5 million. The purchase price also includes the acquisition of the minority interest in Asiasoft Shanghai Co, Ltd., a subsidiary of ASG in the amount of 4 million RMB (approximately $520 thousand).

ASG is a holding company of a group of subsidiaries and affiliated companies which are all information technology (“IT”) solutions providers which focus on areas such as Shared Services Solutions, Information Management Solutions, Access Infrastructure, Security Solutions, Business Intelligence and Enterprise Resource Planning. ASG offices are located in Singapore, China, Hong Kong and Malaysia.

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of the 51% of the outstanding shares of ASG by TIS under the purchase method of accounting.

The following unaudited pro forma condensed combined balance sheets as of June 30, 2007 gives effect to the acquisition of ASG as if it had occurred on such date and have been derived from TIS’ unaudited consolidated balance sheet as of June 30, 2007 and ASG’s unaudited consolidated balance sheet as of June 30, 2007. As TIS acquired the minority interest in Asiasoft Shanghai Co, Ltd, ASG’s unaudited consolidated balance sheet as of June 30, 2007 includes 100% of the losses in Asiasoft Shanghai Co, Ltd, which is part of the investment in affiliated companies item These unaudited pro forma combined balance sheets reflect the allocation of the purchase price to the ASG assets acquired based on their estimated fair values at June 30, 2007. The excess of the consideration paid by TIS in the acquisition over the fair value of ASG’s identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined statements of income combine the historical statements of income of TIS and ASG for the periods set forth below. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006, give effect to the acquisition as if it had occurred on January 1, 2006. The unaudited condensed combined statement of income for the year ended December 31, 2006 have been derived from TIS audited consolidated statement of income for the year ended December 31, 2006 and ASG’s unaudited consolidated statement of income for the year ended December 31, 2006. As TIS acquired the minority interest in Asiasoft Shanghai Co, Ltd, ASG’s unaudited consolidated statement of income for the year ended December 31, 2006 includes 100% of the losses in Asiasoft Shanghai Co, Ltd, which is part of Equity’s share in losses in affiliated companies.

The unaudited pro forma condensed combined financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of each of TIS and ASG.

The allocation of the purchase price is preliminary and based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of ASG that exist as of the date of the completion of the transaction. Any final adjustments may materially change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the unaudited pro forma condensed combined financial data.

TIS Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheets
As of June 30, 2007
(U.S. dollars in thousands)

	TIS	ASG	Adjustments	Total

Assets
Current assets
Cash and cash equivalents	2,165	150	44	2,359
Short-term deposits	3,079	-	-	3,079
Marketable securities	12,611	-	(2,661)	9,950
Trade receivables, net	8,161	597	111	8,869
Other current assets	1,407	340	444	2,191

Total current assets	27,423	1,087	(2,062)	26,448

Long-term assets
Investment in a call option	-	-	458	458
Severance pay fund	780	-	-	780
Long-term deposits	132	-	5	137
Property and equipment, net	689	36	71	796
Other intangible assets and deferred issuance costs, net	2,643	2	198	2,843
Investment in affiliated companies	-	34	436	470
Goodwill	5,480	114	4,635	10,229

Total long-term assets	9,724	186	5,803	15,713

Total Assets	37,147	1,273	3,741	42,161

Liabilities and Shareholders' Equity

Liabilities
Short-term bank loans	1,464	-	-	1,464
Trade payables	940	1,074	109	2,123
Due to related parties	-	2,811	(2,811)	-
Accrued expenses and other accounts payable	5,196	622	1,091	6,909

Total current liabilities	7,600	4,507	(1,611)	10,496

Long-term liabilities
Convertible debentures	14,249	-	-	14,249
Accrued severance pay	1,063	-	-	1,063

Total long-term liabilities	15,312	-	-	15,312

Total liabilities	22,912	4,507	(1,611)	25,808

Minority rights	-	-	2,118	2,118

Shareholders' equity (deficit)
Share capital	98	-	-	98
Additional paid-in capital	30,153	3,968	(3,968)	30,153
Accumulated comprehensive income	114	(55)	55	114
Accumulated deficit	(16,130)	(7,147)	7,147	(16,130)

Total shareholders' equity (deficit)	14,235	(3,234)	3,234	14,235

Total Liabilities and Shareholders' Equity	37,147	1,273	3,741	42,161

TIS Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Income
For the year ended December 31, 2006
(U.S. dollars in thousands, except per share data)

	TIS	ASG	Adjustments	Total

Revenues
Product	12,144	2,664	2,533	17,341
Services	8,080	364	851	9,295

	20,224	3,028	3,384	26,636
Cost of revenues
Product	2,391	2,379	2,608	7,378
Services	5,257	273	560	6,090

	7,648	2,652	3,168	13,468

Gross profit	12,576	376	216	13,168

Research and development costs, net	1,792	137	-	1,929
Selling and marketing expenses	6,695	535	91	7,321
Amortization of acquisition-related
intangible assets	-	-	25	25
General and administrative expenses	3,568	842	281	4,691

Operating income (loss)	521	(1,138)	(181)	(798)

Financial income (expenses), net	325	98	(137)	285

Equity's share in profits (losses) in affiliated companies	-	(45)	160	115

Minority interest in loss of a subsidiary	-	(1)	-	(1)

Income (loss) before taxes on income	846	(1,086)	(158)	(399)

Taxes on income	(45)	-	-	(45)

Net income (loss)	801	(1,086)	(158)	(444)

Basic and diluted earnings (loss) per share	0.09	-	-	(0.05)

Weighted average number of shares used in
computation of net earnings per share:
Basic	8,819,857	-	-	8,819,857

Diluted	9,032,354	-	-	9,032,354

TIS Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Income
For the six months period ended June 30 2007
(U.S. dollars in thousands, except per share data)

	TIS	ASG	Adjustments	Total

Revenues
Product	5,168	1,556	159	6,883
Services	4,995	322	415	5,732

	10,163	1,878	574	12,615
Cost of revenues
Product	1,049	1,354	263	2,666
Services	3,390	278	417	4,085

	4,439	1,632	680	6,751

Gross profit (loss)	5,724	246	(106)	5,864

Research and development costs	1,186	109	-	1,295
Selling and marketing expenses	4,005	284	128	4,417
Amortization of acquisition-related
intangible assets	-	-	13	13
General and administrative expenses	1,930	319	218	2,467

Operating income (loss)	(1,397)	(466)	(465)	(2,328)

Financial income (expenses), net	(170)	3	(67)	(234)

Other income	110	-	-	110

Equity's share in profits (losses) in affiliated companies	-	(362)	452	90

Income (loss) before taxes on income	(1,457)	(825)	(80)	(2,362)

Taxes on income	(34)	-	-	(34)

Net loss	(1,491)	(825)	(80)	(2,396)

Basic and diluted loss per share	(0.17)	-	-	(0.27)

Weighted average number of shares used in
computation of net earnings per share:
Basic	8,868,192	-	-	8,868,192

Diluted	8,868,192	-	-	8,868,192

The unaudited pro forma condensed combined financial statements reflect the acquisition of 51% of the outstanding shares of ASG. The total purchase price consisted of $1.8 million in cash, plus transaction costs of $0.9 million in cash. In addition, TIS received an option to acquire the residual 49% of ASG for $1.5 million in a period of 18 months following the acquisition date. Accordingly TIS weighted the fair value of the option calculated to $458 thousand. The purchase price also includes the acquisition of the minority interest in Asiasoft Shanghai Co, Ltd., a subsidiary of ASG in the amount of 4 million RMB (approximately $520 thousand).The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date the acquisition was completed.

The purchase consideration was estimated as follows:

June 30, 2007 (U.S. in thousands)

Amount related to acquisition of 51% of ASG shares	$2,203
Fair value of a call option to acquire 49% of ASG shares	458

Total consideration	$2,661

Based upon a preliminary valuation of tangible and intangible assets acquired, TIS has allocated the total cost of the acquisition to ASG’s assets as follows:

June 30, 2007 (U.S. in thousands)

Equity acquired	(3,234)
Fair value of a call option to acquire 49% of ASG shares	458

Total acquired equity	(2,776)

Investment in affiliated companies	(68)
Other intangibles	198
Goodwill	4,635
Deferred revenues	199
Related parties	2,811
Minority rights	(2,118)
Other assets	(220)

Total allocated assets	5,437
Total consideration	$2,661

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill arising from acquisitions is not amortized. In lieu of amortization, TIS is required to perform an annual and interim impairment review. If TIS determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. TIS will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on June 30, 2007 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of ASG’s equity account.

Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

(a)     Cash consideration paid for ASG and related transaction costs which is assumed to be provided by the sale of marketable securities

(b)     Valuation of ASG’s intangible assets allocated to existing customer relationship.

(c)     Valuation of ASG’s intangible assets allocated to goodwill.

(d)     Elimination of all components of ASG’s shareholder equity.

(e)     Consolidation presentation of the balance sheet of Asiasoft Shanghai Co, Ltd., a subsidiary of ASG, which was previously accounted for under the equity method, is presented in the pro-forma table as a wholly owned subsidiary of ASG following the acquisition of the minority interest by TIS in conjunction with the ASG acquisition.

The pro forma condensed combined statements of income for the six months ended June 30, 2007 and for the year ended December 31, 2006, include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2006.

(a)     Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of ASG. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 4 years.

(b)     Elimination of interest income on TIS cash and cash equivalents used for cash consideration and payment of related expenses in the acquisition.

(c)     Consolidation presentation of the profit and loss statement of Asiasoft Shanghai Co. Ltd., a subsidiary of ASG, which was previously accounted for under the equity method, is presented in the pro-forma table as a wholly owned subsidiary of ASG following the acquisition of the minority interest by TIS in conjunction with the ASG acquisition. The net effect of the adjustment is zero as the equity share in the loss of AS Shanghai is set off with its net loss results.